STORE CAPITAL CORPORATION

8501 East Princess Drive, Suite 190
Scottsdale, AZ  85255

November 13, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549

Attn: Jennifer Gowetski

Re:  STORE Capital Corporation

Registration Statement on Form S-11

File No. 333-198486

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, STORE Capital Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-198486), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on November 17, 2014, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

In connection with the acceleration request, the Company hereby acknowledges that:

(i)            should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Kutak Rock LLP, by calling Brian V. Caid at (303) 292-7793.

Very truly yours,

STORE CAPITAL CORPORATION

By:	/s/ Michael T. Bennett
Michael T. Bennett
Executive Vice President – General Counsel

November 13, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Jennifer Gowetski

Re:                             STORE Capital Corporation

Registration Statement on Form S-11 (File No. 333-198486)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters, hereby join the request of STORE Capital Corporation (the “Company”) that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on November 17, 2014, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 5, 2014, through the date hereof: 10,244 copies to prospective underwriters, institutional investors, dealers and others.

* * *

Very truly yours,

GOLDMAN, SACHS & CO.
CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. LLC
As Representatives of the Several Underwriters

By:

GOLDMAN, SACHS & CO.

By:	/s/ Benjamin T. Leahy
	Name:	Benjamin T. Leahy
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Stephanie M. Ruiz
	Name:	Stephanie M. Ruiz
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Tom Boyle
	Name:	Tom Boyle
	Title:	Executive Director